Exhibit 4.A.3

SOFTWARE CONSULTING AND DEVELOPMENT AGREEMENT

“IBS” INTEGRATED BANKING SYSTEM

BY AND BETWEEN:

DATAPRO, INC.

1300 BRICKELL BAY DRIVE

MIAMI, FLORIDA 33131

USA

AND

CORPBANCA

(CLIENT)

HUÉRFANOS 1072

SANTIAGO, CHILE

REPUBLIC OF CHILE

This agreement establishes the terms and conditions according to which Datapro, Inc. (DATAPRO) agrees to provide consulting and development for the “IBS” Integrated Banking System, and CORPBANCA (the CLIENT) agrees to accept the development and thereafter accepts a nontransferable and nonexclusive usage license for DATAPRO’s “IBS” Integrated Banking System, as well as the corresponding DATAPRO support software specified in this agreement and its pertinent documentation (such software and documentation shall herein be called “the System” or “Systems”).

A.	PARTIES

The parties of this Agreement are DATAPRO INC., domiciled in the United States of America, State of Florida, city of Miami, 1300 Brickell Bay Drive, Miami, Florida 33131, represented by its Vice President Mr. Francisco González, a businessman with the same domicile, pursuant to the agency proved at the end, party of the first part, and the party of the second part, CORPBANCA (CLIENT), a Chilean banking company, domiciled in the city of Santiago, Republic of Chile, represented by its General Manager Mr. Mario Chamorro Carrizo, both with domiciles at Calle Huérfanos 1072 in this city and Community, all those appearing herein state that they are invested with sufficient legal authority to enter into the present agreement definitively and in an obligatory and binding manner.

First. COMMISSIONED SERVICE

For the adequate performance of its business, the CLIENT requires software or an integrated banking system, for which it commissions DATAPRO to advise on the creation, development and implementation of an Integrated Banking System (“IBS”), in the bank and its affiliated companies, whose needs, technical features and requirements are contained in the Appendices that form an integral part of the present agreement. The consulting includes the development of the “IBS” system, its implementation and the maintenance thereof during the life of the agreement, and upgrades necessary due to growth, regulation or such other changes as occur. For its part, DATAPRO accepts the consulting services with which it is commissioned under the terms established in this agreement.

B.	GRANTING THE LICENSE

The parties agree that the present consultation will imply the creation of Integrated Banking Software (“IBS”), which shall be prepared by Datapro for the CLIENT. Inasmuch as the creation of the system involves the relevant intellectual contributions and technical knowledge provided by DATAPRO, the parties agree to grant the CLIENT a Usage right or License, pursuant to the terms and conditions of this agreement. The parties agree that DATAPRO, for its part, shall have the intellectual property rights over the “IBS” Integrated Banking system, which shall be developed for the CLIENT, and as such, DATAPRO may sell it to third parties. In the case of the Republic of Chile for the first 18 months after entering into this agreement, the CLIENT and DATAPRO have agreed to certain terms and conditions by which DATAPRO may sell the “IBS” Integrated Banking System in Clause XVII of this agreement.

Wherefore, DATAPRO grants the CLIENT a nontransferable and nonexclusive license to use the “IBS” Integrated Banking System specified in Appendix A-1, pursuant to the terms and conditions of this Agreement.

LIFE OF THE AGREEMENT

The present agreement, and any license granted pursuant to its terms and conditions, shall continue in effect for a period of ninety-nine years (99) from the date it is signed, unless it is terminated by either party under the termination provisions contained in this agreement, pursuant to Article VII.

For the first five (5) years, the system maintenance and new requirement upgrade service under the present agreement is obligatory and an integral part of this agreement, and the CLIENT shall make the payments required by Article XI(c)(7). The maintenance service shall be renewable automatically and successively for five (5) year periods, unless any of the parties takes the decision to end or terminate it one year in advance of the expiration of the current period at that time, by written notification to the domicile of the other party.

D.	CONTENT

The present Agreement includes the Appendices described in Article XI hereof, each one of which, when signed by the parties, forms part of this Agreement.

GENERAL TERMS AND CONDITIONS OF THE AGREEMENT

1.	CLIENT’S RIGHTS OF USE

A.	The development of the “IBS” Integrated Banking Software and the License herein granted allows the CLIENT to use the System exclusively at the address indicated in Article XI (the “Designated Site”).

B.	The CLIENT may transfer the “IBS” System to a new address, upon notification to DATAPRO of the new address.

C.	When a Designated Site is temporarily inoperative; the license herein granted shall be automatically expanded to allow the temporary use of the System at another data center, without prior agreement. Once the Designated Site becomes operational again, the CLIENT shall return the System to that site and the provisional expansion cited above shall be null, or it shall notify DATAPRO that the new center shall be the Designated Site, pursuant to Article XI.

D.	The CLIENT shall notify DATAPRO in a timely manner of the physical location or site where the tasks will be performed and the address to which all information required from DATAPRO under this agreement should be sent from DATAPRO’s domicile in the United States to the CLIENT’s domicile in Chile.

II.	CHARGES AND PAYMENTS

A.	The charges for the development and implementation of the usage license are specified in Article XI of the present agreement. The CLIENT shall make the payments to DATAPRO for the development of the “IBS” SYSTEM as well as all other charges included in this agreement in the manner stipulated in the Payment Plan in Appendix A-10. Other payments, such as maintenance, travel expenses, telecommunications, etc., shall be paid pursuant to the provisions of the respective Appendices or articles of this agreement.

B.	Such additional tasks and services provided by DATAPRO which are not part of the services which DATAPRO provides as part of the present Agreement, shall be agreed and billed based on the hourly rate in effect at the time they are performed. Furthermore, the CLIENT must pay any additional expense incurred by DATAPRO to perform the additional tasks and services commissioned by the CLIENT, authorized in advance.

C.	Unless otherwise indicated in Article XI, all invoices shall be sent to the CLIENT at the address indicated on the first page of this agreement.

D.	Unless otherwise indicated herein, the CLIENT shall make its payments to DATAPRO for all charges that are billed under this agreement, within the thirty (30) days after having received the invoice from DATAPRO. The CLIENT shall make its payments to DATAPRO at its office in Miami, Florida, pursuant to the specific instructions on the invoice. Any invoice pending payment for more than sixty (60) days shall be subject to the collection of eighteen (18%) percent per year arrears interest. DATAPRO shall also have the right to recover such reasonable expenses as it incurs in legal actions to recover these balances owed.

III.	DELIVERY AND IMPLEMENTATION

A.	The “IBS” Integrated Banking System to be developed by DATAPRO for the CLIENT shall be accompanied by corresponding documentation, which shall be comprised of a Technical Manual and an Operating Manual, and a copy of the corresponding System support documentation shall accompany it.

B.	DATAPRO shall provide training and instructions to aid the CLIENT in the installation and operation of the System as specified in the corresponding Training Plan Appendices.

C.	DATAPRO shall provide a copy of the source program library for all modules to be developed, listed in Appendix A-1. This library shall contain the improvements made to the System at the request of the CLIENT.

IV.	SYSTEM MAINTENANCE

A.	For the first five (5) years, the maintenance service is obligatory and constitutes an essential part of this Agreement. The maintenance service shall be renewable automatically and successively for five (5) year periods, unless either party decides to end or terminate it one year in advance of the end of the period in effect at the time, by written notification to the address of the other party. If the CLIENT fails to perform its obligations to make maintenance programs to DATAPRO, it shall be deemed a cause for suspension of services and for DATAPRO to accelerate termination of this Agreement, pursuant to the provisions in Article VII of this agreement.

Appendix A-2 describes the terms and conditions for maintenance coverage.

B.	The CLIENT shall implement in the System, promptly and at its own expense, all revisions and/or improvements sent by DATAPRO, with the remote support that DATAPRO provides and with the documentation to do so. The CLIENT acknowledges that failure to implement such corrections and/or improvements, without following the documentation provided by DATAPRO, may cause anomalies in the System capable of partially or completely inhibit its operation.

C.	The CLIENT shall reimburse DATAPRO for the expenses incurred in connection with the provision of support services not caused by System defects, or which occur as the result of providing services other than those described in Appendix A-2. Such charges shall be billed to the CLIENT as described in Section II B.

V.	PROPRIETARY INFORMATION

A.	The CLIENT acknowledges that the System to be developed by DATAPRO is the intellectual property and proprietary information of DATAPRO. Nothing in the present Agreement should be interpreted as granting title or ownership rights to the CLIENT or any other right except such as are herein included.

DATAPRO shall defend or resolve at its own expense, any claim made against the CLIENT that the system violates any patent, copyright or other third party proprietary right, and it shall not hold the CLIENT responsible for any litigation or attorneys’ fees which result therefrom, provided that the CLIENT notifies DATAPRO in writing of the existence of the complaint.

B.	Except as stipulated in Article V.C., the CLIENT agrees that it may not sell, assign or distribute the System or any part thereof to any person, firm or corporation without prior written consent from DATAPRO. Likewise, the parties agree that the client must limit access to the System to those employees or persons hired to perform the CLIENT’s services, whether employees or not, outside persons and/or companies, which have a need for such knowledge and access for the performance of their regular functions as performers of services contracted by the CLIENT.

C.	Pursuant to the conditions described below, the CLIENT may disclose the documentation related to the System, to auditors or examiners for a public accounting firm, or inspectors for an agency of the government or other institutions that require it for relevant purposes, provided that they assume the confidentiality commitment in writing for the information they obtain. Such disclosure shall be as a function of the degree of knowledge of the System that these persons need.

The right to such disclosure implies the obligation that the CLIENT inform each of these persons that the system and the documentation may not be disclosed by virtue of the present agreement and inasmuch as DATAPRO has acquired property rights over the system created; the CLIENT shall demand and require in writing from each of them the security and protection of the proprietary nature and the return to the CLIENT, once they have finished using it, of all material that was delivered to them.

D.	The CLIENT shall not use, create or order the creation of any additional copy of the System (including source and object libraries) unless specifically authorized under the present Agreement, for support reasons or with prior written consent from DATAPRO. The CLIENT further agrees not to allow any third party access to the System’s source or object libraries through use of electronic or telecommunications methods. Of course, the parties agree that the CLIENT has a right to have additional copies of the production System, one copy for development and/or testing and one copy for contingencies.

The CLIENT acknowledges that by granting DATAPRO the right of reproduction, it is not waiving any of its rights under this Agreement and the CLIENT is not released from liability if any person for whom the reproduction was made, inappropriately uses or discloses the System or documentation.

E.	The conditions included in the present Article V shall be applicable to both the initial System delivered by DATAPRO and the subsequent versions thereof, including revisions and improvements developed by DATAPRO or the CLIENT. Article V shall survive the expiration or termination of this Agreement or any license granted pursuant to its terms and conditions.

F.	The CLIENT agrees that DATAPRO shall have the right to any compensation which is available under law or equity if the CLIENT does not perform its obligations under this Article V, such compensation and indemnification being limited to the amount which both parties have limited their liability for any damages under this agreement.

VI.	CLIENT’S CHANGES

The CLIENT shall assume responsibility for any changes it makes to the System on its own account and without the advice of and instructions by DATAPRO. In no case shall DATAPRO be obligated to provide maintenance or support to any change that has not been approved by DATAPRO, which may not be denied without just cause. DATAPRO shall not assume responsibility for System failures or inconsistencies with the documentation that are caused by changes made by the CLIENT, without DATAPRO’s advice or instruction.

The CLIENT specifically understands that changing the System delivered by DATAPRO, without its advice or instructions, could affect in whole or in part the functioning of any other change, solution, correction, improvement and new versions of the System and its corresponding documentation.

VII.	TERMINATION

This agreement and any License granted pursuant to its terms and conditions may be terminated upon expiration of the applicable term or renewal thereof.

If the CLIENT fails to pay any invoice in its entirety by its due date, which is not covered by a written claim, or if it fails to perform any obligation under the terms of this Agreement, DATAPRO shall have the right to cease working immediately without liability to the CLIENT for any damage, and to deem this Agreement terminated by the CLIENT. The CLIENT shall be liable for the amounts specified in this agreement including maintenance service payments for the first five (5) years after entering into the agreement, which are obligatory. Any amount paid by the CLIENT to DATAPRO in case of default by the CLIENT not covered by a written claim, prior to such occurrence, shall remain DATAPRO’s property. DATAPRO may deem the present agreement terminated by the CLIENT and recover possession and all rights over its software and documentation.

If DATAPRO does not comply with the terms of this Agreement, the CLIENT shall send written notification to DATAPRO (pursuant to Article XVI), informing it of such breach, and DATAPRO shall have up to thirty (30) days to respond in writing explaining the steps that are being taken to resolve the breach and thirty (30) days to resolve the breach. If DATAPRO cannot resolve the breach or reach a written agreement with the CLIENT, the CLIENT shall have the right to terminate the agreement. Should this occur up to ninety (90) days after the launch of production, the CLIENT shall have the right to recover the amounts paid to DATAPRO for Licenses and revisions and shall return to DATAPRO the Software and Documentation provided. If during the period after implementation of the System the CLIENT notifies Datapro in writing ninety (90) days in advance that it intends to cease using the System and return the corresponding software and documentation to Datapro, the agreement expires and the obligations of both parties cease except those related to confidentiality (Clause IX below).

VIII.	NON-ASSIGNABILITY

Except as herein stipulated, the CLIENT may not, without written consent from DATAPRO, assign its rights under this Agreement or any license created hereunder.

Despite the foregoing, the CLIENT may, without prior written consent from DATAPRO, assign its rights under this Agreement to its parent company, a subsidiary which is the exclusive property of such parent, a related company in the same group or such company as it merges with or is absorbed by, provided that such assignee agrees to comply with the applicable obligations of this Agreement and DATAPRO is notified in writing of such assignment signed by the CLIENT and its assignee.

Furthermore, the provisions of Article I of this Agreement shall not be affected by any assignment, and it shall relieve the CLIENT of its obligations with DATAPRO under this Agreement.

IX.	CONFIDENTIALITY OF CLIENT’S INFORMATION

In the performance of its obligations under this Agreement, the CLIENT may deliver to DATAPRO, in writing, material or information related to the CLIENT’s business that it deems confidential and which is not publicly known or available from other sources.

DATAPRO shall keep all this material and information confidential and shall do everything within its ability to limit access to such materials and information to those of its employees who need to know such information for the performance of their normal responsibilities.

X.	TAXES

Beyond all the charges herein indicated, the CLIENT shall pay DATAPRO all withholding taxes or surcharges which are applicable to this Agreement or which are measured or calculated as a function of the payments made under it and which must be charged to DATAPRO or paid by DATAPRO or to the tax authorities. This proviso includes sales tax, V.A.T., usage taxes and property taxes, but does not include DATAPRO’s franchise taxes or taxes based on DATAPRO’s profitability, or taxes for which the CLIENT is exempt under the law with a legitimate tax exemption certificate.

XI.	DATA CENTER AND LICENSED SYSTEM

A.	The Designated Site for the installation of the System pursuant to the Agreement is:

CORPBANCA
Huérfanos 1072
Santiago, Chile
Republic of Chile

B.	DESCRIPTION OF APPENDICES	APPENDIX NUMBER

	Integrated Banking System	A-1
	Maintenance Contract	A-2
	Improvements	A-3
	Confidentiality	A-4
	Implementation / Training	A-5
	Travel Expenses	A-6
	Conversion	A-7
	Telecommunications Expenses	A-8
	Hardware Model Change	A-9
	Payment Plan	A-10
	User and Technical Manuals	A-11
	Implementation Plan	A-12
	Additional Corporate Licenses Agreement	A-13

C.	DEVELOPMENT AND LICENSE

DATAPRO shall develop and install the “IBS” Integrated Banking System version 4.7. The cost of development of the Usage License is related to the Processor’s performance.

The FOB cost and development (USA) of the “IBS” Integrated Banking System and its Usage License is US$550,000.00 less the special discounts given to the CLIENT of US$170,000.00, make the Net FOB Cost (USA) for the development and Usage License US$380,000.00.

The CLIENT shall notify DATAPRO in writing once IBS is placed in production to process the CLIENT’s transactions, of the AS/400 Model, the CPU CPW performance and the CPWS Interactive Performance; this information shall be included as an additional appendix to Article XI(C).

D.	SUMMARY OF THE PAYMENT SCHEDULE

1.	Charge for Developing the “IBS” Integrated Banking System

US$380,000.00:

10% of the amount for Development upon signing the agreement

30% of the amount for Development at the start of Branch and/or Agency training

60% of the amount for Usage Development when launched (the “System” placed in production for handling the CLIENT’s transactions).

2.	Charge for Upgrades and Revisions

The total charge for upgrades and revisions is US$279,625.00.

3.	Implementation / Training

The total charge for implementation and training is US$155,600.00.

4.	Electronic Conversion of the Database

The total charge for converting the database is US$30,000.00 less a special discount of US$10,000.00, thus a net amount of US$20,000.00.

5.	Project Manager

The charge for the Project Manager is US$20,000.00.

6.	Management and Development Control by CLIENT’s Personnel

This implies 12 trips on the part of Datapro’s Director of Development to manage and supervise the development effort of the CLIENT’s programmers. The cost of this support is $72,000.00 plus Travel expenses (see Appendix A- 6).

Travel expenses shall be against presentation of an invoice.

7.	Maintenance Agreement

The monthly cost of the maintenance agreement for the systems to be developed for the CLIENT is:

• IBS, e-IBS, e-IBS Forms and e-IBS Image	$4,750.00
• IBS Branch – Cash and Signature[1]	$2,187.50
• d-IBS (Datapro Internet Banking System)	$1,000.00
• Internet Corporate Banking System	$750.00

Total Monthly Maintenance Charge	$8,687.50

In consecutive years the Maintenance Agreement increases by a percentage (%) equal to the cost of living increase in the US, up to a maximum of 5% on an annual basis. Coverage begins on the first day of live operation.

[1]	Tr.: firma. This also means firm (as in “PriceWaterhouse is a firm of accountants”); there is insufficient context to ascertain the meaning in this instance.

8.	Other Products that Datapro will develop:

A. Internet Corporate Banking

Base License	$75,000.00
Less Special Discount	$15,000.00

Net Cost of the License	$60,000.00
Cost of Setup and Training	$5,600.00
Refer to Appendix A-10 for payment method

B. IBS Branch (Web Version) – Cash and Signatures

License Charge	$200,000.00
Less Special Discount	$25,000.00

Net Amount for Licenses	$175,000.00
Installation / Setup and Training (Pilot Office)	$20,000.00
Refer to Appendix A-10 for payment method

C. d-IBS (Datapro Internet Banking System)

Usage License Charge	$125,000.00
Less Special Discount	$30,000.00

Net Cost of Usage License	$95,000.00
Charge for Installation / Setup / Training	$10,000.00
Charge for Graphic Customization	$10,000.00
Refer to Appendix A-10 for payment method

D. SWIFT Alliance Entry Level Interface

Usage License Charge	$27,000.00
Installation / Setup / Training	$5,000.00
Refer to Appendix A-10 for payment method

9.	Revisions or Alterations (see appendix “Corpbanca Gap Analysis”)

The total charge for revisions or alterations is $279,625.00. Refer to Appendix A-10 for summary of payments.

XII.	LIMITATION OF LIABILITY

DATAPRO does not guarantee, for any event or cause outside those expressly or implicitly stipulated in this agreement, in fact or under the law, regardless of form (e.g., contract, negligence, etc.) where any legal or equity transaction may be brought against DATAPRO, anything other than that contained in this agreement and the obligations derived from it. In no case shall DATAPRO be liable for damages that exceed the amount agreed to be paid by the CLIENT for the Licenses and Revisions in virtue of this agreement, without including the amount of the payments for other items. In no case shall DATAPRO be liable for special or indirect or punitive damages or damages for lost profits, even if Datapro has been informed of the possibility of such damages, beyond the limit established. The same limitation of liability shall govern for the CLIENT for any liability or damages caused to DATAPRO.

XIII.	EFFECTIVENESS UNDER LAW

This Agreement shall be in effect and shall be governed by the laws of the State of Florida, United States of America, and all legal action filed shall fall under the jurisdiction of the state courts of Miami-Dade County in the State of Florida, United States of America, or in United States Federal Court of the Southern District of Florida.

XIV.	FULL AGREEMENT

The parties agree that this agreement and its appendices constitute the full and exclusive description of the terms and conditions between the client and DATAPRO, and that they contain the entire explanation for the performance thereof, such that they may not be modified, changed or amended except through a written document signed by an authorized representative of each of the parties. The CLIENT also agrees that the terms and conditions of any purchase order or other instrument issued by the CLIENT in connection with this agreement that is in addition to, or inconsistent with the terms and conditions of this agreement, shall not bind DATAPRO and shall not be applicable to this agreement.

XV.	LEGAL COSTS

Any legal actions brought to exercise the rights; obligations and responsibilities of the parties under this Agreement must enable the winning party to recover, in addition to any compensation obtained, its reasonable legal costs incurred in such action, including appeals.

Notwithstanding the aforesaid, without having to recur to court or to any authority whatsoever, the parties agree that DATAPRO could be subject to a fine payable to the CLIENT equivalent to US$10,000.00 if the implementation project mutually agreed in Appendix A-12 suffers a delay of more than 180 days due to DATAPRO’s negligent actions, calculated from the date when delivery should be made, duly operational, of the entire system whose development is commissioned pursuant to this agreement. DATAPRO shall not be liable for any fine if the delay is caused by the CLIENT or by causes not controlled by DATAPRO. For each additional month of delay in the delivery, DATAPRO could be subject to a fine of US$3,333.00 if such delay is caused by DATAPRO’s negligent actions by more than 360 days from the state stipulated for the System to be delivered and operational. The CLIENT shall be authorized to put an immediate end to this agreement and Datapro shall return to the CLIENT the amounts paid for Licenses and revisions.

XVI.	NOTIFICATIONS

Any notification required or allowed under this Agreement shall be sent by Certified Mail return receipt requested, and shall not be deemed made until received by the other party. Until either party notifies the other of a change in address where these notifications should be sent, they should be sent to the respective addresses specified on the first page of this Agreement, to the attention of the person whose name appears below:

DATAPRO to:	William Montiel – VP Administration – Datapro, Inc. 1300 Brickell Bay Drive, Miami, Florida 33131 USA

CLIENT to:	Armando Ariño, Corpbanca Computer Division Manager Banderas 341, 5th Floor, Santiago, Chile

XVIII.	COMMITMENT TO EXCLUSIVE USE OF IBS IN CHILE

DATAPRO undertakes not to offer another domestic commercial bank similar to the CLIENT fully operational IBS for a period of 18 months after the signing of this agreement. Not included in this restriction are Banco do Brasil, Chile Branch, Inverlink Branch in Chile or small or offshore banks that might be interested in using IBS. Upon consent from the CLIENT, DATAPRO may obtain a waiver or exception to this temporary commitment to exclusivity.

XVIII.	ASSIGNMENT OF DATAPRO RESOURCES TO THE PROJECT

Datapro assigns the following personnel to the Corpbanca project

General Project Supervision	Ricardo R. Montero
Project Leader	Francisco González
Project Coordinator	Alfredo Fernández
Migration Coordination	Denny Sangiovani
Mainframe Training
Platform Training
Senior Analyst

Two additional full-time analysts.

XVIII.	[sic] PREPARATION OF THE AGREEMENT

DATAPRO and THE CLIENT agree that this agreement was the result of negotiations between them and that the CLIENT and DATAPRO prepared the agreement jointly.

The terms of this Agreement are agreed by:

DATAPRO, INC. 1300 S.E. Brickell Bay Drive Miami, Florida 33131 U.S.A		Corpbanca Huérfanos 1072, 6th Floor Santiago, Chile

By:	[signature]	By:	[signature] [initials]

Francisco González H. US Passport 045534231		Mario Chamorro C. R.U.T. [hw:] 7.893.316-K

Name		Name

Executive Vice President		General Manager

Title		Title

October 4, 2001		October 4, 2001